UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-49690

MCKENZIE BAY INTERNATIONAL, LTD. (Exact name of registrant as specified in its charter)
2000 AUSTIN STREET MIDLAND MI 48642 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/X/	Rule 12h-3(b)(1)(i)	/X/
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6	/ /

Approximate number of holders of record as of the certificate or notice date: 295

    Pursuant to the requirements of the Securities Exchange Act of 1934, McKenzie Bay International, Ltd.., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 10, 2007	By:	/s/ Gary Westerholm Gary Westerholm Chairman of the Board